SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )

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RPX CORPORATION
(Name of registrant as specified in its charter)

The Mangrove Partners Master Fund, Ltd.
The Mangrove Partners Fund, L.P.
The Mangrove Partners Fund (Cayman), Ltd.
Mangrove Partners
Mangrove Capital
Nathaniel August
Gilbert Palter
Gregory Share
 (Name of person(s) filing proxy statement, if other than the registrant)
Copies to:
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

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PRELIMINARY COPY SUBJECT TO COMPLETION DATED MAY 16 , 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

__________, 2016
Dear Fellow Stockholder:
The Mangrove Partners Master Fund, Ltd. and the other participants in this solicitation (collectively, "Mangrove" or "we") is one of the largest stockholders of RPX Corporation., a Delaware corporation ("RPX" or the "Company"), owning a total of 3,103,136 shares of Common Stock, $0.0001 Par Value, which represents approximately 6.0 % of the shares outstanding. We have owned shares of Common Stock since April 2015. For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Company's Board of Directors (the "Board") because we believe the Company is significantly undervalued and that the current Board has not proven that it is able effectively to unlock this value. Therefore, we are seeking your support for the election of our three highly-qualified nominees at the annual meeting of stockholders scheduled to be held on _____ __, 2016, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting").

We have significant ongoing concerns with the Company's long-standing underperformance and management's poor track record at generating value for stockholders as evidenced by the stock price performance. We have expressed our concerns to, and offered to work with, management but to date they have only offered justifications for the current strategy and board composition. In our opinion, this attitude of not recognizing the need for improvements is a direct result of the current Board's failure to provide effective management oversight and apparent aversion to take the steps we believe are needed to reverse the Company's lackluster performance.

Mangrove believes that good directors should be eager to be held accountable to the stockholders, who are the true owners of the Company. This is your opportunity to hold the directors accountable if you believe their performance has not met your standards. In our opinion, the Board is in need of new directors who are dedicated to enhancing value for the benefit of all stockholders and committed to effective management oversight. As such, we have nominated three highly-qualified, capable and committed individuals who have the relevant skill sets we believe are necessary to do just that.

As one of the Company's largest stockholders, our interests are aligned with yours. We believe in the future potential of the Company but we have lost faith that the current Board has the ability to oversee a reversal of the Company's chronic underperformance. Without action on the part of the stockholders, we fear that the Company's stock price will continue to lag its peers and major market indices, to the detriment of all stockholders. We strongly believe the election of our nominees represents the best opportunity for stockholders to realize the maximum value of their investment.

Accordingly, we are seeking your support for the following at the Annual Meeting:

1.
To elect Mangrove's three director nominees (the "Nominees") to the Board in opposition to the Company's three Class II director nominees, to serve until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified;

2.	To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016; and

3.	To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Company has a classified Board, which is currently divided into three classes. The terms of the three Class II directors expire at the Annual Meeting. We now ask for your support at the Annual Meeting to elect our three highly-qualified Nominees in opposition to the Company's three Class II director nominees to serve until the 2019 annual meeting of stockholders. Your vote to elect our Nominees will have the legal effect of replacing three incumbent directors with our Nominees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

We urge you to consider carefully the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.

If you have already submitted a proxy in relation to the Annual Meeting, , you have every right to revoke or change the voting instructions set out therein by signing, dating and returning a later dated WHITE proxy card or by voting in person at the Annual Meeting. We encourage you to do so.
If you have any questions or require any assistance with your vote, please contact Morrow & Co., LLC, which is assisting us, at their address and toll-free numbers listed on the following page.
Thank you for your support.

The Mangrove Partners Master Fund, Ltd.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The attached Proxy Statement and WHITE proxy card are available at:

_____________________

PRELIMINARY COPY SUBJECT TO COMPLETION DATED MAY 16 , 2016
---------------------------
ANNUAL MEETING OF STOCKHOLDERS

OF
RPX CORPORATION
---------------------------
PROXY STATEMENT
OF
THE MANGROVE PARTNERS MASTER FUND, LTD.
---------------------------
PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

The Mangrove Partners Master Fund, Ltd., together with the other participants in this proxy solicitation (collectively, "Mangrove" or "we") is one of the largest stockholders of RPX Corporation., a Delaware corporation ("RPX" or the "Company"), owning a total of 3,103,136 shares of Common Stock, $0.0001 Par Value (the "Common Stock"), which represents approximately 6.0 % of the shares outstanding. We have owned shares of Common Stock since April 2015. We are writing to you because we believe that the Company is significantly undervalued and that the current Board of Directors (the "Board") has not proven that it can unlock this value by increasing the share price for the benefit of you and all other stockholders. We have nominated three highly-qualified, capable and committed individuals who have the relevant skill sets we believe are key to reversing what we see as the Company's chronic underperformance. We are seeking your support and your vote at the annual meeting of stockholders scheduled to be held on _____ __, 2016, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting"), for the following:

1.
 To elect Mangrove's three director nominees, Nathaniel August, Gilbert Palter and Gregory Share (collectively, the "Nominees") to the Board in opposition to the Company's three Class II director nominees, to serve as Class II directors until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified;

2.	To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016; and

3.	To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Company has a classified Board, which is currently divided into three classes. The terms of three Class II directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three highly-qualified Nominees in opposition to the Company's three Class II director nominees to serve until the 2019 annual meeting of stockholders. Your vote to elect our Nominees will have the legal effect of replacing three incumbent directors with our Nominees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

Mangrove is composed of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), The Mangrove Partners Fund, L.P., a Delaware limited partnership (the "US Feeder"), The Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (the "Cayman Feeder"), Mangrove Partners, a Cayman Islands exempted company ("Mangrove Partners"), Mangrove Capital, a Cayman Islands exempted company ("Mangrove Capital") and the Nominees.

This Proxy Statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about [   ], 2016.

As of the date hereof, Mangrove collectively owns an aggregate of 3,103,136 shares of Common Stock. We intend to vote such shares of Common Stock FOR the election of our Nominees and FOR the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016.

The Board has fixed [   ], 2016 as the record date for determining holders of Common Stock who are entitled to vote at the Annual Meeting (the "Record Date"). According to the Company, as of the Record Date the Company had approximately [   ] shares of Common Stock outstanding and entitled to be voted. Each share of Common Stock entitles the record holder to one vote on each matter to be voted upon at the Annual Meeting. The mailing address of the principal executive offices of the Company is One Market Plaza, Suite 800, San Francisco, CA 94105. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

THIS SOLICITATION IS BEING MADE BY MANGROVE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

MANGROVE URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. WE ENCOURAGE YOU TO DO SO. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our proxy card are available at:

____________________

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Your vote matters. Mangrove urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR our Nominees.

●	If you are a "registered stockholder, " please sign and date the enclosed WHITE proxy card and return it to Mangrove, c/o Morrow & Co., LLC, in the enclosed postage-paid envelope today.

●
If you own shares in a brokerage account or through a bank, you are considered a "beneficial stockholder, " and the Mangrove proxy materials, together with a voting instruction form (VIF), are being forwarded to you by your broker or bank. As a "beneficial owner," you must instruct your broker, trustee or other representative on how to vote your shares. Your broker cannot vote your Shares on your behalf without receiving instructions from you.

●
Depending upon your broker or custodian's voting policy, you may be able to vote either by toll-free telephone or by using the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form in the pre-paid envelope provided to you.

●
Please do not sign or return any {COLOR} proxy card you may receive from the Company. If you have already submitted a {COLOR} proxy card, you have every right to change your vote — please use the WHITE proxy card to vote by Internet or telephone or simply sign, date and return the WHITE proxy card. Only your latest dated proxy will be counted.

BACKGROUND TO THE SOLICITATION

A chronology of our interactions with the Company is as follows:

•	Mangrove made its first investment in the Company on April 20, 2015.
•
On March 3, 2016, representatives of Mangrove met with the John A. Amster, the Company's Chief Executive Officer. Mangrove voiced its displeasure with, among other things, the Company's acquisition of Inventus and its excessive employee compensation.

•	On March 10, 2016, the Master Fund delivered a letter (the "Nomination Letter") to the Company nominating the Nominees for election to the Board at the Annual Meeting.
•
On March 17, 2016, we delivered a letter to the Board outlining our perspective with respect to the performance and strategy of the Company. In the letter, we detailed what we view as the failings of the Company that have resulted in the Company's negative performance. In the letter, we also outlined ways in which we believe the Company can create significant stockholder value.

•
On March 21, 2016, we delivered to the Company a letter demanding, pursuant to Section 220 of the Delaware General Corporation Law, inspection of certain of the Company's books and records (the "Original Demand").

•	On March 29, 2016, we received a response from the Company stating that it would not comply with portions of the Original Demand.
•	On April 7, 2016, representatives of Mangrove met with representatives of the Company to discuss Mangrove's concerns about how poorly the Company has been run.
•
On April 8, 2016, we delivered to the Company a revised letter demanding, pursuant to Section 220 of the Delaware General Corporation Law, inspection of certain of the Company's books and records (the "Revised Demand").

•
On April 14, 2016, we held a conference call with three members of the Board to further discuss our concerns and the Board composition. Throughout the call, those members of the Board not only failed to acknowledge the Company's poor track record, they defended management's decisions as "good" ones.

•
On April 14, 2016, the Company, through counsel, notified us that it was disputing that we had a proper purpose to make the Revised Demand and that it believes the documents sought in the Revised Demand are outside the scope of a proper demand for books and records under Section 220 of the Delaware General Corporation Law.

REASONS FOR THE SOLICITATION

WE BELIEVE NEW REPRESENTATION IS NEEDED ON THE BOARD NOW

We strongly believe the Company's current strategy is flawed and has been poorly executed. We think that the Board and management have failed stockholders in the following areas:

•	Poor Capital Allocation and Poor Use of Available Cash;
•	Wasteful and Excessive Spending on Questionable Growth Projects and Employee Compensation;
•	Stagnant Core Business Growth; and
•	Poor and Insular Corporate Governance.
Mangrove believes these failures have negatively affected all stockholders. They are reflected in both the in [ 48 ]% decline in stock price since the Company's IPO and the Company's significant underperformed as compared to both the Russell 2000 Index and its self-identified peers over that same time period:

RPX STOCK AS COMPARED TO RUSSELL 2000 INDEX

RPX STOCK COMPARED TO PEERS1

Yet, despite stock performance that speaks volumes by itself, management has actually defended its performance instead of acknowledging its failures and the impact such failures have had on stockholders. Making matters worse, this Board has been a seemingly perfect complement to management, making no visible changes to the Company's strategy. In our opinion, there needs to be a new assessment of the Company's current strategy to determine whether the Company's issues are being addressed and a commitment from the Board to provide effective oversight of management moving forward. We believe that with the election of our Nominees, the Board will be better positioned to begin the process of reversing the Company's chronic underperformance.

Poor Capital Allocation and Poor Use of Available Cash;

Central to management's missteps is the purchase of Inventus Solutions Inc. ("Inventus"), which increasingly appears to be a costly mistake. Not only did the Company purchase Inventus for 12.7x its 2015 Adjusted Pro-forma EBITDA, but it also did so when the Company was trading at only 1.6x its 2015 EBITDA. Moreover, we believe that Inventus had negligible organic revenue growth in 2015 after stripping out the effect of acquisitions.

In the last five years, the Company has generated over $165 million of free cash flow yet it has paid no dividends to stockholders and repurchased only $26 million of stock. Instead of returning cash to stockholders, the Company has hoarded cash, using it to make , acquisitions that in our opinion were expensive . Given management's poor track record of generating value for stockholders and poor capital allocation, we question whether they are the best managers of the Company's financial resources. We believe that a far more effective strategy would be to return some of this cash to stockholders. Based on the Company's subscription-based business, we believe a moderately leveraged balance sheet of 2.0-2.5x net debt/EBITDA should be targeted over the medium term. Over the next three years, we believe that the Company can return over $800 million to stockholders considering the Company's likely cash generation, its current cash balance, and its capacity for incremental debt.

Wasteful and Excessive Spending on Questionable Growth Projects and Employee Compensation

The Company has been investing substantial sums in "growth" projects that appear to have little chance of ever being profitable. For example, based on our conversations with management, we believe that there is the equivalent of approximately 20 full time employees dedicated to insurance-related efforts. We also estimate that there is the equivalent of another 20 full-time employees dedicated to other speculative projects such as creating a B2B marketplace or clearinghouse for patents. We estimate, based on the average compensation of employees at the Company, that these pet projects cost stockholders approximately $16 million annually. Despite these significant costs, we see no evidence that these projects have produced anything other than minimal revenues.

1 The peer group is made up of peers identified by the Company consisting of financial services, technology and patent licensing companies with revenue less than $350 million at the time the Company conducted its peer group analysis. The group includes the following companies: Cohen & Steers, Inc., Cowen Group, Inc., Financial Engines, Inc., Greenhill & Co., Inc., Hercules Technology Growth Capital Inc., HFF, Inc., MarketAxess Holdings, Inc., Virtus Investment Partners Inc., Aspen Technology, Inc., Dice Holdings, Inc., Ebix Inc., Epiq Systems, Inc., RealPage, Inc., SolarWinds, Inc., Acacia Research Corporation, CEVA, Inc., DTS, Inc., InterDigital, Inc., Rambus Inc., RealD Inc. and Tessera Technologies, Inc.

Based on our estimates for employee compensation, which includes share-based compensation, we estimate that the average Company employee earned approximately $400,000 in 2015. This is clearly excessive. We believe that the Company should refocus on its core business and reduce non-core employees. Further, we believe the Company should be replacing departing employees with less expensive hires in other geographies by opening a satellite office in a less expensive locale or even relocating the headquarters.

Stagnant core business growth

The Company's core subscription revenue growth has steadily slowed from 21% in 2013 to nearly 0% in 2016, based on the midpoint of the Company's guidance. Needless to say, this is unacceptable. We believe this is due primarily to a lack of focus on growing the Company's core, profitable business. As mentioned above, we believe far too much of the Company's resources are being misallocated. Cost savings from prudent reductions in employee compensation and the elimination of unnecessary strategic projects should be reinvested in reversing the downward trend in the Company's core business.

Poor and insular corporate governance

Mangrove believes the Company should improve its good corporate governance practices, which Mangrove believes are poor. In 2015, Institutional Shareholder Services Inc. ("ISS"), a leading proxy advisory firm, assigned the Company a low corporate governance rating of eight on a scale of one to ten, with ten being the worst possible rating. We believe this poor rating from an independent governance rating source speaks volumes about the need for immediate governance improvements at the Company.

OUR THREE NOMINEES HAVE THE EXPERIENCE AND QUALIFICATIONS NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS AND ARE COMMITTED TO HOLDING MANAGEMENT ACCOUNTABLE FOR THE COMPANY'S PERFORMANCE

We have identified three highly-qualified, independent directors with relevant business and financial experience who we believe will bring a fresh perspective to the Board and would be valuable in assessing and executing on initiatives to unlock value at the Company. Each meets the relevant independence standards established by Nasdaq. Further, our nominees would be committed to holding management accountable for the Company's performance.

Nathaniel August is the founder and President of Mangrove Partners. Prior to founding Mangrove Partners in 2010, Mr. August was a Director at White Eagle Partners, a global, value-oriented investment advisory firm, and previously served as a Senior Analyst at Brahman Capital Partners, a long/short equity strategy hedge fund, as an Investment Analyst at K Capital Partners, a private investment firm, and an Analyst at Goldman Sachs in the Principal Investment Area

Gilbert S. Palter has a 20-year track record of value creation in private equity as the Co-Founder, Chief Investment Officer & Managing Partner of EdgeStone Capital Partners ("EdgeStone"). In 1999 Mr. Palter co-founded EdgeStone, one of Canada's leading independent private capital managers with in excess of $2 billion of capital commitments for its private equity, mezzanine debt, and venture capital funds. He has extensive experience serving on Boards of Directors, including presently serving as a member of the Board of Directors of Atlantic Power Corporation (NYSE: AT), a power generation and infrastructure company with a portfolio of assets in the United States and Canada, since June 2015.

Gregory Share has nearly twenty years of private equity experience, most recently leading software and financial services investing at Moelis Capital Partners, a mid-market private equity fund, where he was a Partner and Investment Committee Member. Prior to joining Moelis, Mr. Share served as a Managing Director of Fortress Investment Group. At Fortress he originated, led and monitored private equity investments in North America and Europe. Before joining Fortress, Mr. Share was a Vice President at Madison Dearborn Partners.

PROPOSAL NO.1

ELECTION OF DIRECTORS
The Board is currently comprised of eight directors divided into three classes with staggered three-year terms. There are currently two directors in Class I, three directors in Class II and three directors in Class III. The term of office of the Company's Class II directors will expire at the Annual Meeting. The term of office of the Class III directors will expire at the 2017 annual meeting of stockholders and the term of office of the Class III director will expire at the 2018 annual meeting of stockholders. We are seeking your support at the Annual Meeting to elect our highly-qualified Nominees in opposition to the Company's three Class II director nominees. Your vote to elect our Nominees will have the legal effect of replacing three incumbent directors of the Company. If elected, our Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance stockholder value.

Our Nominees:

Nathaniel August, age 37, is the founder and President of Mangrove Partners. Prior to founding Mangrove Partners in April 2010, Mr. August was a Director at White Eagle Partners, a global, value-oriented investment advisory firm, from December 2008 to January 2010. Previously he served as a Senior Analyst at Brahman Capital Partners, a long/short equity strategy hedge fund, from March 2006 to September 2008, an Investment Analyst at K Capital Partners, a private investment firm, from June 2003 to January 2006, and an Analyst at Goldman Sachs in the Principal Investment Area from July 2001 to May 2003. Mr. August received his bachelor's degree from Brown University. Mangrove believes that Mr. August will be a valuable asset to the Board given his extensive background in financial analysis and broad understanding of the operational, financial and strategic issues facing public companies.

Gilbert S. Palter, age 50, has a 20-year track record of value creation in private equity as the Co-Founder, Chief Investment Officer & Managing Partner of EdgeStone Capital Partners ("EdgeStone"). In 1999 Mr. Palter co-founded EdgeStone, one of Canada's leading independent private capital managers with in excess of $2 billion of capital commitments for its private equity, mezzanine debt, and venture capital funds. He has extensive experience serving on Boards of Directors, including presently serving as a member of the Board of Directors of Atlantic Power Corporation (NYSE: AT), a power generation and infrastructure company with a portfolio of assets in the United States and Canada, since June 2015.  Mr. Palter was a recipient of the Ernst & Young Entrepreneur of the Year Award in 2006.  Mr. Palter has an MBA from Harvard Business School and earned a B.Sc. degree in computer science and economics from the University of Toronto. Mangrove believes that Mr. Palter's over twenty years of financial and operations experience and public and private company board experience will make him a valuable addition to the Board.

Gregory Share, age 42, is an independent investor focused on investments in software and financial services companies.  Mr. Share has nearly twenty years of private equity experience, most recently leading software and financial services investing at Moelis Capital Partners, a mid-market private equity fund, where he was a Partner and Investment Committee Member from August 2008 until February 2015. Prior to joining Moelis, Mr. Share served as a Managing Director of Fortress Investment Group from 2003 to 2008. At Fortress he originated, led and monitored private equity investments in North America and Europe. Before joining Fortress, Mr. Share was a Vice President at Madison Dearborn Partners from 1998 until 2003. He started his investment career at Lazard Freres in New York. Mr. Share earned a B.S. degree in Economics from the University of Pennsylvania, The Wharton School and attended Northwestern University, Kellogg School of Management. Mangrove believes that Mr. Share's extensive financial and investment experience will allow him to provide valuable advice and guidance to the Board.

Messrs. August and Share are citizens of the United States of America. Mr. Palter is a citizen of Canada.

The principal business address of Mr. August is 645 Madison Avenue, 14th Floor, New York, New York 10022. The principal business address of Mr. Palter is 141 Adelaide Street West, Suite 1002, Toronto, Ontario M5H 3L5. The principal business address of Mr. Share is 350 Lincoln Road, 2nd Floor, Miami Beach, Florida 33139.

As of the date hereof, Mr. August does not directly own any securities of the Company. By virtue of his relationship with Mangrove, as further explained elsewhere in this Proxy Statement, Mr. August may be deemed the beneficial owner of the 3,103,136 shares of Common Stock beneficially owned directly by the Master Fund. As of the date hereof, Mr. Palter directly owns [   ] shares of Common Stock. As of the date hereof, Mr. Share directly owns [   ] shares of Common Stock.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own. For information regarding purchases and sales during the past two years by the members of the Group of securities of the Company, see Schedule I.

The Master Fund has signed letter agreements with each of the Nominees, pursuant to which the Master Fund agreed to indemnify each of the Nominees against claims arising from the solicitation of proxies from stockholders in connection with the Annual Meeting and any related transactions.

The Master Fund has signed compensation letter agreements with each of Messrs. Palter and Share, pursuant to which the Master Fund has agreed to compensate each of Messrs. Palter and Share (i) upon submission of the Nomination Letter and (ii) upon the earliest of (a) the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of such Nominee's election as a director of the Company, (b) the Company nominating such Nominee as a director of the Company, and (c) such Nominee joining the Board. Pursuant to the compensation letter agreements, each of Messrs. Palter and Share has agreed to use such compensation to acquire securities of the Company (the "Nominee Shares") as set forth therein. If elected or appointed to serve as a director, each of Messrs. Palter and Share has agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his election or appointment as a director, subject to certain exceptions. Mangrove believes that the ownership of the Nominee Shares by the Nominees will even more closely align their interests with those of the stockholders in general, and is an important sign of their commitment to zealously pursue the interests of all stockholders.

Other than as stated herein, there are no arrangements or understandings between Mangrove and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company, each of the Nominees would, in our view, be, an "independent director" within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Company's bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Company's bylaws and shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Company's bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting or reconstitutes or reconfigures the classes on which the current directors serve. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Mangrove that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company's corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company's proxy statement, the audit committee of the Board has selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, as the Company's independent auditors for the fiscal year ending December 31, 2016, and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES "FOR" THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED WHITE PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, ABSTAIN WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Mangrove believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees and ABSTAIN with respect to the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for fiscal 2016.

According to the Company's proxy statement for the Annual Meeting, the current Board intends to nominate three candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company's nominees. The Participants in this solicitation intend to vote all of the shares of Common Stock owned by them in favor of the Nominees.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum of stockholders is necessary to conduct business at the Annual Meeting. Pursuant to the Company's bylaws, a quorum will be present if a majority of the voting power of the outstanding shares of Common Stock entitled to vote generally in the election of directors is represented in person or by proxy at the Annual Meeting. On the Record Date, there were [    ] shares of Common Stock outstanding and entitled to vote. Thus, [   ] shares of Common Stock must be represented in person or by proxy at the Annual Meeting to have a quorum.

A stockholder's shares will be counted towards the quorum only if he or she submits a valid proxy (or one is submitted on his or her behalf by such stockholder's broker, trustee or nominee) or if he or she attends the Annual Meeting and votes in person. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present for the transaction of business. If a quorum is not present, the holders of a majority of the votes present at the Annual Meeting may adjourn the Annual Meeting to another date.

If you are the stockholder of record of your shares and you do not vote by proxy card, by telephone, via the Internet or in person at the Annual Meeting, your shares will not be voted at the Annual Meeting.

Brokers who hold shares of our common stock for a beneficial owner have the ability  to vote on discretionary proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual Meeting. A broker non-vote occurs when a broker does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares. Under the rules that govern brokers who are voting shares held for a beneficial owner, brokers have the discretion to vote those shares on routine matters but not on non-routine matters. Due to the contested nature of the Annual Meeting, brokers may not have discretionary voting authority on any proposal at the Annual Meeting.

Votes Required for Approval

Election of Directors ─ With respect to the election of nominees for director, stockholders may vote "FOR" the election of the three nominees for director; vote "FOR" one or more nominees, "WITHHOLD" their vote for the remaining nominee or nominees; or "WITHHOLD" their vote for all three nominees.

Directors will be elected by a plurality of the votes cast at the Annual Meeting, meaning the three nominees who are properly nominated in accordance with the Company's bylaws and receive the most "FOR" votes will be elected. Only votes cast "FOR" a nominee will be counted. An instruction to "WITHHOLD" authority to vote for one or more of the nominees will result in those nominees receiving fewer votes, but will not count as a vote against the nominees. Abstentions and broker non-votes will have no effect on the outcome of the election of directors in this election.

A Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016  ─ Stockholders may vote "FOR" or "AGAINST" or abstain from voting. To ratify the selection by the audit committee of the Board of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016, the Company must receive a "FOR" vote from a majority of all those outstanding shares that are represented in person or by proxy and that are entitled to vote on this proposal at the Annual Meeting. Abstentions will be counted as though they had been voted "AGAINST" the proposal. Broker non-votes will not be counted "FOR" or "AGAINST" the proposal and will have no effect on the proposal.

To vote, please complete, sign, date and return the enclosed WHITE proxy card or, to appoint a proxy over the Internet or by telephone, follow the instructions provided herein. If you attend the Annual Meeting and wish to vote in person, you may withdraw your proxy and vote in person. If your shares of Common Stock are held in the name of your broker, bank or other nominee, as it appears from public information that most shares of Common Stock are, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting. Mangrove's proxy solicitors at Morrow & Co., LLC can help answer your voting and proxy questions.

Appraisal Rights

Under applicable Delaware law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Mangrove in care of Morrow & Co. at 470 West Avenue, Stamford, CT  06902 or to the Company at One Market Plaza, Suite 800, San Francisco, CA 94105, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Mangrove requests that either the original or photostatic copies of all revocations be mailed to Mangrove in care of Morrow & Co., LLC at 470 West Avenue, Stamford, CT  06902. IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a WHITE proxy card to be issued representing your shares of Common Stock.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Mangrove. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Mangrove has entered into an agreement with Morrow & Co., LLC for solicitation and advisory services in connection with this solicitation, for which Morrow & Co., LLC will receive a fee not to exceed $[              ], together with reimbursement for its reasonable out-of-pocket expenses. Morrow & Co., LLC will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Mangrove has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Mangrove will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Morrow & Co., LLC will employ approximately [   ] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Mangrove. Costs of this solicitation of proxies are currently estimated to be approximately $[              ]. Mangrove estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[              ].

Mangrove will initially pay all costs associated with the solicitation of proxies, but we will seek reimbursement of such costs from the Company and will not submit such reimbursement to a vote of stockholders.

ADDITIONAL PARTICIPANT INFORMATION

Each of the persons composing Mangrove is a participant in this solicitation. The principal business of the Master Fund is acquiring, holding and disposing of investment securities. The principal business of the US Feeder is investing in the Master Fund.  The principal business of the Cayman Feeder is investing in the Master Fund. The principal business of Mangrove Partners is serving as the investment manager of each of the Master Fund, the US Feeder and the Cayman Feeder. The principal business of Mangrove Capital is serving as the general partner of the US Feeder.

The principal business address of the US Feeder, Mangrove Partners and Mangrove Capital is 645 Madison Avenue, 14th Floor, New York, New York 10022. The principal business address of each of the Master Fund and the Cayman Feeder is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

As of the date hereof, the Master Fund owned directly 3,103,136 shares of Common Stock, constituting approximately 6.0 % of the Shares outstanding. As the two controlling stockholders of the Master Fund, each of the US Feeder and the Cayman Feeder may be deemed to beneficially own the Shares owned by the Master Fund.  Mangrove Partners is the investment manager of each of the Master Fund, the US Feeder and the Cayman Feeder. Mangrove Capital is the general partner of the US Feeder. Mr. August is the director of each of Mangrove Partners and Mangrove Capital. By virtue of these relationships, each of Mangrove Partners, Mangrove Capital and Mr. August may be deemed to beneficially own the Common Stock owned by the Master Fund.

Each Participant in this solicitation is a member of a "group" with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act. The group may be deemed to beneficially own the [ 3,103,136 ] shares of Common Stock owned in the aggregate by all of the Participants in this solicitation. Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

The Shares purchased by the Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The Common Stock purchased by each of Messrs. Palter and Share were acquired with personal funds, as described in this Proxy Statement.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Mangrove is unaware of any other matters to be considered at the Annual Meeting other than as set forth in this Proxy Statement. However, should other matters, which Mangrove is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.
STOCKHOLDER PROPOSALS

Stockholders of the Company may submit proper proposals for consideration at the Company's 2017 annual meeting of stockholders by submitting their proposals in writing to the Secretary of the Company in a timely manner. In order to be considered for inclusion in the Company's proxy materials for the 2017 annual meeting of stockholders, stockholder proposals must be received by the Secretary of the Company no later than the close of business on [           ], 2017 and otherwise comply with the requirements of Delaware corporation law, Rule 14a-8 of the Exchange Act and the Company's bylaws.

In addition, the Company's bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made (1) by or at the direction of the Board, or (2) by any stockholder entitled to vote who has timely delivered written notice to the Secretary of the Company during the Notice Period (as defined below), which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations.

The Company's bylaws also provide that the only business that may be conducted at an annual meeting is business that is brought (1) pursuant to the notice of meeting (or any supplement thereto), (2) by or at the direction of the Board, or (3) by a stockholder who has timely delivered written notice which sets forth all information required by the Company's bylaws to the Secretary of the Company during the Notice Period (as defined below).

The "Notice Period" is defined as the period commencing on the date 75 days prior to the one year anniversary of the date on which the Company first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders and terminating on the date 45 days prior to the one year anniversary of the date on which the Company first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, the Notice Period for the Company's 2017 annual meeting of stockholders will be from [            ] to [            ].

If a stockholder who has notified the Company of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, the Company need not present the proposal for vote at such meeting.

A copy of the Company's bylaw provisions governing the notice requirements set forth above may be obtained by writing to the Secretary of the Company. A current copy of the Company's bylaws is also available at the Company's corporate website at www.rpxcorp.com.

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY'S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

The Mangrove Partners Master Fund, Ltd.
May __, 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
 DURING THE PAST TWO YEARS
Type of Security	Trade Date	Transaction Type	Quantity
The Mangrove Partners Master Fund, Ltd.
Common Stock	04/20/15	Purchase	20,525
Common Stock	04/21/15	Purchase	4,900
Common Stock	04/22/15	Purchase	52,051
Common Stock	04/23/15	Purchase	2,700
Common Stock	04/24/15	Purchase	18,811
Common Stock	04/24/15	Purchase	43,400
Common Stock	04/27/15	Purchase	600
Common Stock	05/05/15	Purchase	1,100
Common Stock	05/08/15	Purchase	65,349
Common Stock	05/13/15	Purchase	2,300
Common Stock	08/24/15	Purchase	21,564
Common Stock	08/26/15	Purchase	86,251
Common Stock	09/09/15	Purchase	52,500
Common Stock	09/15/15	Purchase	1,700
Common Stock	09/18/15	Purchase	24,785
Common Stock	09/21/15	Purchase	17,363
Common Stock	10/28/15	Purchase	500
Common Stock	12/30/15	Purchase	91,253
Common Stock	12/31/15	Purchase	5,485
Common Stock	01/04/16	Purchase	3,600
Common Stock	01/14/16	Purchase	2,100
Common Stock	01/19/16	Purchase	18,937
Common Stock	01/20/16	Purchase	12,009
Common Stock	02/10/16	Purchase	312,500
Common Stock	02/10/16	Purchase	725,000
Common Stock	02/10/16	Purchase	50,000
Common Stock	02/10/16	Purchase	312,500
Common Stock	02/10/16	Purchase	100,000
Common Stock	02/11/16	Purchase	200,000
Common Stock	02/12/16	Purchase	33,514
Common Stock	02/24/16	Purchase	71,326
Common Stock	02/26/16	Purchase	5,899
Common Stock	02/29/16	Purchase	6,600
Common Stock	03/02/16	Purchase	100,000
Common Stock	03/11/16	Purchase	47,864
Common Stock	03/14/16	Purchase	66,000
Common Stock	5/4/2016	Purchase	36,292
Common Stock	5/4/2016	Purchase	1,200
Common Stock	5/4/2016	Purchase	74,033
Common Stock	5/5/2016	Purchase	145,687
Common Stock	5/5/2016	Purchase	48,178
Common Stock	5/6/2016	Purchase	106,760
Common Stock	5/6/2016	Purchase	50,000
Common Stock	5/9/2016	Purchase	60,000

Gilbert Palter
Gregory Share

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by RPX Corporation with the Securities and Exchange Commission on ___________.

IMPORTANT

Tell the Board what you think!  Your vote is important. No matter how many shares of Common Stock you own, please give Mangrove your proxy FOR the Nominees by taking three steps:

●	SIGNING the enclosed WHITE proxy card,

●	DATING the enclosed WHITE proxy card, and

●	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the  proxy card representing your shares of Common Stock. Mangrove urges you to confirm in writing your instructions to Mangrove in care of Morrow & Co., LLC at the address provided below so that Mangrove will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Morrow & Co., LLC at the address set forth below.

WHITE PROXY

PRELIMINARY COPY SUBJECT TO COMPLETION DATED MAY 16 , 2016

WHITE PROXY CARD
RPX CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF
 THE MANGROVE PARTNERS MASTER FUND, LTD.

THE BOARD OF DIRECTORS OF
RPX CORPORATION
 IS NOT SOLICITING THIS PROXY

P   R   O   X   Y

The undersigned appoints [              ] and [              ], and each of them, its proxy, attorney and agent (the "Proxies") with full power of substitution to vote all shares of Common Stock, $0.0001 Par Value (the "Common Stock") of RPX Corporation (the "Company") which the undersigned would be entitled to vote if personally present at the 2016 Annual Meeting of Stockholders of the Company scheduled to be held on _____ __, 2016, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the Proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in their discretion with respect to any other matters as may properly come before the Annual Meeting that are unknown to The Mangrove Partners Master Fund ("Mangrove") a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1 AND "ABSTAIN" ON PROPOSAL 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

1.	Mangrove's proposal to elect three Class II Directors:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Nathaniel August Gilbert Palter Gregory Share	[ ]	[ ]	[ ]

NOTE: If you do not wish for your shares to be voted "FOR" a particular nominee, mark the "FOR ALL NOMINEES EXCEPT" box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

_______________________________________________________

Mangrove recommends a vote "FOR" Proposal 1.

2.	The Company's proposal to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Mangrove makes no recommendation as to Proposal 2.

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.